Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC + AT&T

A Premier Provider for a New Era of Communications

Special Analyst Meeting

Feb 1, 2005

Agenda

Strategic Overview

Edward E. Whitacre Jr.

Chairman and Chief Executive Officer SBC Communications

David W. Dorman

Chairman and Chief Executive Officer AT&T

Operational Plans

Randall Stephenson

Chief Operating Officer SBC Communications

John Stankey

Senior Executive Vice President Chief Technology Officer SBC Communications

Mark Keiffer

Senior Vice President-Business Marketing SBC Communications

Agenda

Financial Summary

Rick Lindner

Senior Executive Vice President and Chief Financial Officer SBC Communications

Q and A

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

Note

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC

Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Edward E. Whitacre Jr.

Chairman and Chief Executive Officer SBC Communications

World-Class Assets, Large Synergy Opportunities

Best-in-class, complementary networks

Advanced product sets

Accelerated expansion in enterprise space Nationwide presence and global reach Substantial synergies driven by clear, achievable cost opportunities

Expect closing in early 2006

David W. Dorman

Chairman and Chief Executive Officer AT&T

Randall Stephenson

Chief Operating Officer SBC Communications Inc.

Major Areas of Opportunity

1. World-class, complementary networks

One of the world’s largest IP backbones, huge capacity

National network with MPLS on edge and core

Global network reach

SBC’s local access network

Broadband access

Cingular’s nationwide IP-based UMTS/HSDPA wireless network

Major Areas of Opportunity

1. World-class, complementary networks

2. Critical product sets, service platforms

Complex ordering system, single platform for all products Advanced Billing system aggregator Robust Web portal for customer self-service on all IP products AT&T Labs – crown jewel of telecom

Advanced complex voice and IP product sets

Major Areas of Opportunity

1. World-class, complementary networks

2. Critical product sets, service platforms

3. Large, straightforward synergies

Headquarters Network Operations IT Support Business Markets Procurement

Synergies

More than $15 billion net present value

Start immediately after integration, and ramp quickly Approximately $2 billion annual net synergy run rate by 2008, growing to exceed $3 billion by 2011 More than 85% of synergies come from cost reductions In the enterprise space alone, redundant sales, network and customer care costs total $1.6 billion annually

After Integration

The Result

Low-cost, high-quality infrastructure with unmatched network scope and density

Rich set of integrated services on the edge

Mark Keiffer

Senior Vice President Business Marketing SBC Communications Inc.

SBC Data and IP Backbone Networks

Seattle

San Francisco Pleasanton Santa Clara

Los Angeles

Irvine

Anaheim

Phoenix

Denver

Minneapolis

Kansas City

Chicago

Detroit

Cleveland

Boston

New York City

Washington, D.C.

Core Routes SBC Regional States Core POPs POPs

Austin

San Antonio

Richardson

Dallas Houston

Corpus Christi

Atlanta

Tampa

Miami

AT&T U.S. Network Points of Presence

San Luis Obispo

San Diego

New Orleans Orlando

4ESS 5ESS DMS

Boston Bridgeport

Newark NYC

AT&T’s Intelligent Optical Network

AT&T Global Network

2004 Approved Expansion Existing Nodes

Leading-Edge Products and Customer Care

Voice

Suite of differentiated IP services International network services Federal government portfolio

Online network monitoring, management, billing: “e-Delivery”

Enterprise Expertise

Advanced voice, data, IP, security and other certifications

Top value-added service providers for Cisco, Nortel, Avaya and other network equipment manufacturers Portfolio supported by premier research and development organizations Heritage of innovation and patented technologies Leaders in industry standards forums

Enterprise Sales and Business Operations Synergies

SBC Enterprise

Synergies

Sales 4,500

1,700

5,500 Sales

Bus Ops 12,600

3,400

11,300 Bus Ops

AT&T Enterprise

Sales

Eliminate redundant sales and support personnel

Business Ops

Leverage customer service management Eliminate duplicate billing inquiry centers

John Stankey

Senior Executive Vice President Chief Technology Officer SBC Communications Inc.

Complementary Strengths

SBC

Dense local broadband access

Leader in layer 1 operating efficiencies Broad customer base in need of security Strong billing/Care IT orientation Rapid growth of IP traffic (Lightspeed, DSL) Opportunity to lower operating costs in rural areas with wireless technology and access to RF spectrum World-class procurement operation Hedge on regulatory access charges Leader in local access capabilities

AT&T

Most robust IP backbone

Leader in Layer 2/3 operating efficiencies Leader in developing network-based security solutions Strong NE and configuration Capacity to handle IP traffic Directed research with wireless access alternatives

More spend to leverage

Hedge on regulatory access charges

Local access assets to be leveraged

Execution Imperative

1. Operational Cost Reduction

Adoption of AT&T investments in efficiency and automation against entire Layer 2 customer base

Execution Imperative

1. Operational Cost Reduction

2. Scale

Traffic component of business is approaching commodity levels. This aggregates traffic from largest backbone data provider and largest local data provider. Couple traffic with operational efficiency and superior buying power, and we are positioned to be lowest marginal cost provider

Execution Imperative

1. Operational Cost Reduction

2. Scale

3. Capital Efficiency

Eliminates overlap and duplication and capitalizes on second-to-none vendor leverage. The opportunity to eliminate duplication cannot be understated as networks flatten and IP traffic increases

Execution Imperative

1. Operational Cost Reduction

2. Scale

3. Capital Efficiency

4. Operations Integration

The opportunity to build work processes around a single network view and not an artificially imposed long haul and local hierarchy

Achieving Operational Efficiencies

As a new entrant to the enterprise long haul market, SBC has achieved initial success and continues to invest heavily to improve our effectiveness and scale

However, when measured against employees directly supporting ordering, provisioning, care and network management functions for enterprise markets:

AT&T’s IP backbone carries an order of magnitude more traffic than SBC on a per employee basis

AT&T is over 3X more productive in supporting frame and ATM ports on a per employee basis AT&T carries 3X the long distance MOU on a per employee basis

This presents excellent operational synergy opportunities

Operational Efficiencies

Total Targeted

Pop Reduction %

Redundant Engineering 2,885 550 19%

Data Design 40%

Out of Region 15%

Legacy Switching 27%

Core Planning 18%

Operational Efficiencies

Total Pop Targeted Reduction %

Redundant Engineering 2,885 550 19%

Enterprise Data Ordering 2,700 1,100 40%

Brings SBC mechanized order rates for inter-LATA circuits to AT&T levels

Operational Efficiencies

Total Pop Targeted Reduction %

Redundant Engineering 2,885 550 19%

Enterprise Data Ordering 2,700 1,100 40%

Enterprise Data Provisioning 3,600 1,200 33%

Achieves AT&T flow through rules on network element provisioning

Operational Efficiencies

Total Pop Targeted Reduction %

Redundant Engineering 2,885 550 19%

Enterprise Data Ordering 2,700 1,100 40%

Enterprise Data Provisioning 3,600 1,200 33%

Enterprise Care Functions 7,500 1,500 20%

Migrates SBC’s inter-LATA customers to AT&T Business Direct infrastructure

Operational Efficiencies

Total Pop Targeted Reduction %

Redundant Engineering 2,885 550 19%

Enterprise Data Ordering 2,700 1,100 40%

Enterprise Data Provisioning 3,600 1,200 33%

Enterprise Care Functions 7,500 1,500 20%

Network Management 2,600 700 27%

Combines all packet traffic onto AT&T backbone and eliminates redundant surveillance functions

Operational Efficiencies

Total Pop Targeted Reduction %

Redundant Engineering 2,885 550 19%

Enterprise Data Ordering 2,700 1,100 40%

Enterprise Data Provisioning 3,600 1,200 33%

Enterprise Care Functions 7,500 1,500 20%

Network Management 2,600 700 27%

Access Management 350 75 21%

Eliminates redundant function internal to SBC and leverages best-in-class capabilities and contracts of AT&T

IT Merger Synergies

SBC has proven record of delivering IT synergies

Delivered more than $500M in annual expense savings, excluding procurement, from previous wireline acquisitions Savings came from across IT functions:

% of Total Savings

Application Development 40%

Data Center 30%

Operations Savings 10%

Desktop/OCS 10%

Other 10%

IT Merger Synergies

IT synergies are achievable and significant

Standardization and automation

Eliminate redundant development (customer care, billing) Single application suite (network, corporate) Internal infrastructure (desktop support, help desk, OCS)

Consolidation and sourcing

Data centers

Back-office functions (bill print & ops, remittance, payroll)

Synergy assumptions for IT efficiencies do not kick in until 2009 and ultimately peak at 8% of combined workforce

Procurement Synergies

60% overlap in vendor spend between AT&T and SBC SBC has historically netted 10%-12% in overall supplier concessions form previous transactions (Pacific Telesis, SNET and Ameritech)

Allocation of reductions has historically been in the range of 55% capex and 45% expense Synergy assumptions were set at a very conservative 5% reduction in overall procurement efficiencies

Remaining Value Drivers

Corporate overhead headcount reductions

Estimated 2,600 reductions in Legal, HR, Finance, CRE, PR, Advertising, EA, Wholesale

LD Transport COGS reduction $200M annual reduction $75M annual International Wireless Termination reduction

Out-of-Region Facilities $50M expense, $20M capital achieved by elimination of redundant facilities

Network Lease Efficiencies

(co-located facilities, dial pop, facility lease) $67M annual lease reduction

Summary

Operational efficiencies drive 58% of the transaction value

The combined companies have the best industry talent in local and long haul network management that will establish a new model of integrated operations Nonoperational efficiencies are largely mechanical and “time-tested” from previous transactions The targets are achievable and directly linked to operations that we control

Rick Lindner

Senior Executive Vice President and Chief Financial Officer SBC Communications Inc.

SBC/AT&T –

Transaction Summary

Equity Acquisition $15 billion

0.77942 shares of SBC for each share of AT&T ($18.41 based on 1/28/05 closing price) $1 billion

Special dividend $1.30 per share $6 billion

Net debt1 $22 billion

Total value

1As of 12/31/04

Approvals required from DOJ, FCC, state PUCs, and various foreign and local authorities Transaction expected to close in the first half of 2006 3.5% breakup fee Customary MAC provisions

SBC New Era. New Company. AT&T

Summary of Financial Impacts

(dollars in billions, pretax)	2H06	2007	2008	2009
Synergies				
Revenue (EBITDA impact)	$0.0	$0.0 - $0.1	$0.1 - $0.2	$0.2 - $0.3
Expense	$0.1 - $0.4	$1.0 - $1.3	$1.8 - $2.1	$2.0 - $2.3
Capex	$0.1 - $0.2	$0.1 - $0.2	$0.2 - $0.3	$0.2 - $0.3
Total synergies	$0.2 - $0.6	$1.1 - $1.6	$2.1 - $2.6	$2.4 - $2.9
Integration costs				
Expense	($1.9) - ($1.6)	($1.1) - ($0.8)	($0.6) - ($0.3)	($0.1) - $0.0
Capital	($0.1) - $0.0	($0.1) - $0.0	$0.0	$0.0
Total integration costs	($2.0) - ($1.6)	($1.2) - ($0.8)	($0.6) - ($0.3)	($0.1) - $0.0
Purchase accounting[1]				
Noncash impacts	($0.3) - ($0.2)	($0.5) - ($0.4)	($0.5) - ($0.4)	($0.2) - ($0.1)

[1] Subject to final determination at closing with final valuation.

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Substantial Synergies

Expected Operating Synergies

(dollars in billions)

2H06 $0.2—$0.6

2007 $1.1—$1.6

2008 $2.1—$2.6

2009 $2.4—$2.9

Revenue Corporate/ Other Business Operations

Network/IT

Nearly 60% of synergies driven by headcount reductions

Expected SBC EPS Impacts

2H06 2007 2008 2009

AT&T net income, synergies $0.00 – $0.07 – $0.23 – $0.28 –

and stock financing $ 0.02 $ 0.09 $ 0.26 $ 0.31

Integration costs $(0.28) – $(0.16) – $ (0.09) – $(0.03) –

$ (0.25) $ (0.13) $ (0.06) $ (0.01)

Impacts before $(0.28) – $(0.08) – $0.16 – $0.26 –

accounting costs $ (0.23) $ (0.05) $ 0.19 $ 0.30

Accounting costs1 $(0.05) – $(0.08) – $ (0.08)—$(0.04) –

$ (0.03) $ (0.06) $ (0.06) $ (0.02)

Reported EPS Impacts $(0.31) – $(0.15) – $0.09 – $0.23 –

$ (0.28) $ (0.12) $ 0.11 $ 0.27

1 Subject to final determination at closing with final valuation.

Sensitivity to SBC Expected EPS Impacts

Reported EPS Impacts –

Base Case $(0.31) -$(0.28) $(0.15) -$(0.12) $0.09 -$0.11 $0.23 -$0.27

2H06

2007

2008

2009

Reported EPS Impacts –25% Reduction in Base Case $(0.31) -$(0.28)

2H06 $(0.15) -$(0.18)

2007

2008

2009 $0.02 -$0.04 $0.13 -$0.17

Incremental Cash Flow

Expected Incremental Free Cash Flow

(dollars in billions)

2H06

($0.3) – ($0.5) $1.0—$1.2

2007 $1.9—$2.1

2008

2009 $2.3—$2.5

Financial Summary

Significant achievable synergies totaling more than $15B NPV

Incremental EPS positive starting in 2008 Incremental cash flow positive in 2007

Strong credit metrics

Increasing free cash flow supports dividend growth and share repurchase

SBC + AT&T

A Premier Provider for a New Era of Communications

Special Analyst Meeting

Feb 1, 2005

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